SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2005
KOREA ELECTRIC POWER CORPORATION
(Translation of registrant’s name into English)
167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

     This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

     Korea Electric Power Corporation announces its “Unaudited Consolidated Financial Statement as of June 30, 2005” as attached hereto. The attached financial statements have neither been audited nor reviewed and subject to change.
Exhibit 99.1:	Consolidated Financial Statements of Korea Electric Power Corporation and Subsidiaries as of June 30, 2004 and 2005, unaudited

SIGNATURES
EX-99.1 CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30,2004 AND 2005 (UNAUDITED)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Lee, Hi-Taek
		Name:	Lee, Hi-Taek
Date: October 24, 2005		Title:	Chief Financial Officer